Exhibit 99.3

News Release

June 27, 2025

TELUS closes its US$ junior subordinated notes offering

Vancouver, B.C. – TELUS announced today it has successfully closed its previously announced offering of US$1.5 billion aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes (the “Notes”) in two series. The Notes were offered through a syndicate of underwriters led by J.P Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC.

The net proceeds of the offering will be used to fund TELUS’ previously announced tender offers. In the event that any tender offer is not consummated or not all of the net proceeds are used to fund the tender offers, TELUS intends to use the remaining net proceeds from the offering for the repayment of debt, including commercial paper (incurred for general corporate purposes), and for other general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not been approved or disapproved by any securities regulatory authority in Canada or the United States, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with the US Securities and Exchange Commission may be obtained from the Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604-695-6420). Copies of these documents are available electronically on the Electronic Data Gathering, Analysis, and Retrieval system, administered by the US Securities and Exchange Commission (“EDGAR”) at www.sec.gov. Investors should read the short form base shelf prospectus and prospectus supplement before making an investment decision.

The Notes were not offered in Canada or to any resident of Canada except in transactions exempt from the prospectus requirements of applicable Canadian securities laws.

Forward-Looking Statements

This news release contains statements about future events pertaining to the offering, including the intended use of the net proceeds of the offering. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties including risks associated with capital and debt markets. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in our 2024 annual management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over C$20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing more than 150 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed C$1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company. For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Ian McMillan

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com